

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 30, 2015

By E-Mail
Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> Re: **Ethan Allen Interiors Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by Sandell Asset**
> **Management Corp., et. al.**
> **Filed October 28, 2015**
> **File No. 001-11692**

Dear Mr. Klein:

We have reviewed your filing and have the following comments.

Revised Preliminary Schedule 14A

Proposal 1: Election of Directors, page 5

1. We note your response to prior comment 5. Please revise your disclosure to **highlight** to security holders that they will be disenfranchised with respect to one seat if they return your proxy card.

Proposal 4: Approval of the Company's Stock Incentive Plan, page 13

2. You state that the number of shares available to the company for issuance under this incentive plan is 6,487,867 shares. The company has disclosed that it has 1,347,311 shares available for issuance under the plan. Please advise or revise.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions